FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of October 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                      Form 20 - F [X]      Form 40 - F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes ______           No [X]




This Form 6-K consists of:

            A press release issued by Vasogen Inc. on October 3, 2000, entitled:
"Vasogen  Results  Selected  for  Presentation  at  American  Heart  Association
Meeting".


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VASOGEN INC.


                                    By: /s/ Christopher Waddick
                                       -----------------------------
                                       (Name: Christopher  Waddick)
                                       (Title:   Vice-President, Finance & CFO)

Date: October 3, 2000

Vasogen Inc.
                                                                INVESTOR CONTACT
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1                                    Glenn Neumann
tel: (905) 569-2265   fax: (905) 569-9231                     Investor Relations
www.vasogen.com                                                   (905) 569-9065
                                                            investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Results Selected for Presentation at
                       American Heart Association Meeting

Toronto, Ontario (October 3, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that previously reported research results concerning the therapeutic benefits of its immune modulation therapy, VasoCare(TM), have been selected for presentation at the 73rd Scientific Sessions of the American Heart Association
(AHA) in New Orleans, November 12 - 15, 2000. Data is to be presented from both pre-clinical research in atherosclerosis, conducted by Dr. David Courtman of St. Michael's Hospital, University of Toronto, and from a clinical trial conducted by Dr. Lars Edvinsson of the University of Lund, Sweden, involving patients suffering from peripheral vascular disease. These results demonstrate the ability of VasoCare(TM) therapy to significantly improve blood vessel function.

Impaired blood vessel function is recognized as a significant contributor to the progression of atherosclerosis ("hardening of the arteries"), which is the major underlying cause of heart attack, stroke, peripheral vascular disease, and other cardiovascular diseases. The AHA lists cardiovascular disease as the leading cause of death in the United States.

"The ability to regulate immune responses to significantly improve blood vessel function underscores the potential for VasoCare(TM) therapy to become an important new approach to the treatment of atherosclerosis and a number of related diseases," commented Dr. Courtman.

The AHA's Scientific Sessions, with the goal of improving the care of cardiovascular patients, is noted as the premier annual meeting in the world devoted to cardiovascular research and medicine. Approximately 35,000 individuals including cardiologists, internists, researchers, family practitioners, surgeons, and nurses are expected to attend the meeting.


Vasogen expects to report on a double-blind placebo-controlled clinical trial of patients with peripheral vascular disease, a condition associated with poor blood vessel function and atherosclerosis, prior to year-end. Over the next three quarters, the Company also expects to report results from a number of additional clinical trials targeting the treatment and prevention of psoriasis, congestive heart failure, ischemia/reperfusion injury, and graft-versus-host disease.

         Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


    Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.